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December 20, 2024 VIA EDGAR
Re:	Zuora, Inc. Schedule 13E-3 filed November 25, 2024 File No. 005-90462 Preliminary Proxy Statement filed November 25, 2024 File No. 001-38451

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura McKenzie, Special Counsel

David Plattner, Special Counsel

Ladies and Gentlemen:

On behalf of our client, Zuora, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s above-referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and the Schedule 13E-3 (the “Schedule 13E-3”) contained in the Staff’s letter dated December 18, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter and the updating of certain other information, the Company has revised the Proxy Statement and is filing Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), together with this response letter.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Proxy Statement and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Proxy Statement and the Amended Schedule 13E-3, as applicable.

Securities and Exchange Commission

December 20, 2024

Schedule 13E-3 filed November 25, 2024

Introduction, page 1

1.	Please explain why 70 Thirty Trust and The Next Left Trust, the CEO Rollover Stockholders other than Mr. Tzuo, are not filing persons.

Response: The Company respectfully advises the Staff that it has added the 70 Thirty Trust and The Next Left Trust as signatories to the Amended Schedule 13E-3 signature page and included the 70 Thirty Trust and The Next Left Trust as filing persons in response to the Staff’s comment. In addition, the Company has revised its disclosures on pages iii, vi and 165 of the Amended Proxy Statement to add information on the 70 Thirty Trust and The Next Left Trust.

Item 16, Exhibits, page 17

2.

We note that Exhibits 16(c)(iii) and 16(c)(iv) are not marked in the exhibit index as containing redactions and subject to a separately filed confidential treatment request, but the exhibits themselves indicate that certain material is redacted (e.g., page 21 of Exhibit 16(c)(iii)). Please revise to accurately reflect which exhibits contain redactions and are subject to the confidential treatment request.

Response: The Company respectfully advises the Staff that it has revised Item 16 on page 18 of the Amended Schedule 13E-3 in response to the Staff’s comment.

3.

We note that the registrant has requested confidential treatment for certain exhibits. We will review and provide comments on the request separately. All comments concerning the confidential treatment request must be resolved prior to mailing the proxy statement.

Response: The Company respectfully acknowledges the Staff’s comment.

Preliminary Proxy Statement filed November 25, 2024

General

4.

We note multiple references in the proxy statement to “a premium of approximately 15% over the 60-day volume weighted average trading price of $8.73.” Please clarify whether this 60-day period refers to the 60 days ending April 16, 2024, or some other 60-day period, e.g., the 60-day period ending October 17, 2024.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 7, 18, 61, 79 and 87 of the Amended Proxy Statement in response to the Staff’s comment.

Financing of the Merger, page 12

5.

Please revise the structuring on pages 12-13 so that the reader is able to connect more easily the figures disclosed in the initial bullet point list on page 12 with the disclosure that follows. For example, it appears that the $467 million figure presented on page 12 consists of the $57 million piece of Silver Lake’s financing with the $410 million financing provided by GIC. Please do the same on pages 104-106. Finally, please explain why the headline figure for the Debt Financing is presented as $850 million when it appears that aggregate debt financing actually amounts to $950 million.

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Securities and Exchange Commission

December 20, 2024

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 12 and 105-107 of the Amended Proxy Statement in response to the Staff’s comment.

Recommendation of the Zuora Board, page 67

6.

We note that the defined term “Unaffiliated Company Stockholders” excludes only Zuora Board members who are designated by Silver Lake or not members of the Special Committee. Therefore, the members of the Special Committee, each of whom appears to hold Zuora Common Stock, are Unaffiliated Company Stockholders as such term is currently defined. Given that the Zuora Board’s fairness determination in the second paragraph of this section refers to the defined term Unaffiliated Company Stockholders, please explain how this determination complies with the requirements under Item 1014 of Regulation M-A and Item 8 of Schedule 13E-3.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 4-5, 60, 78 and 82 of the Amended Proxy Statement in response to the Staff’s comment.

7.

We note the Zuora Board’s determination that the Merger is fair to Unaffiliated Company Stockholders and that the board did not determine whether the rollover is fair to the CEO Rollover Stockholders. Please clarify whether the Zuora Board assessed the fairness of the transaction as a whole, including the Merger and rollover, to Unaffiliated Company Stockholders. See Rule 13e-3(a) of the Exchange Act.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 67 of the Amended Proxy Statement in response to the Staff’s comment.

8.

Please expand this section so that the disclosure addresses each of the factors set out in Instruction 2 to Item 1014 of Regulation M-A. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 69 of the Amended Proxy Statement in response to the Staff’s comment.

Recommendation of the Special Committee, page 67

9.	The “In addition” introduction at the very top of page 60 suggests that certain text preceding such paragraph may have been accidentally omitted. Please revise, or advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 59-60 of the Amended Proxy Statement in response to the Staff’s comment.

Opinion of Qatalyst Partners LP, page 68

10.

We note that Qatalyst determined the fairness of the Per Share Price to holders of Zuora Common Stock other than Parent or Parents’ affiliates, but the Special Committee and Zuora Board determinations of fairness relate only to Unaffiliated Company Stockholders. Please describe any consideration given to the fact that the Qatalyst opinion addresses fairness with respect to a different group of stockholders from the Special Committee and Zuora Board fairness determinations. If there was none, please explain why you believe such consideration was not necessary.

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Securities and Exchange Commission

December 20, 2024

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 68 of the Amended Proxy Statement in response to the Staff’s comment.

11.

Please consider revising paragraph (b) on page 71 for clarity, including by deleting what appears to be extra language beginning with “based on factors . . .” and ending at an extraneous closed parenthesis.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 72 of the Amended Proxy Statement in response to the Staff’s comment.

Position of the Silver Lake Filing Parties and the Parent Entities as to the Fairness of the Merger, page 77

12.

Please revise the sentence in this section which states that “[u]nder a possible interpretation of the SEC rules governing ‘going private’ transactions, each Silver Lake Filing Party and Parent Entity may be deemed to be an affiliate of Zuora . . . .” Similar disclosure appears on page 82 with respect to the CEO Rollover Stockholders and elsewhere throughout the proxy statement. Given the filing persons’ determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 78, 82 and 85 of the Amended Proxy Statement in response to the Staff’s comment.

Intent of Zuora’s Directors and Executive Officers to Vote in Favor of the Merger, page 99

13.

You state that Zuora’s directors and officers, who beneficially own stock representing approximately 39% of the voting power of shares of Zuora Common Stock, intend to vote their shares in favor of the Merger Proposal. It appears that this ownership overlaps with the CEO Rollover Stockholders’ ownership of shares representing approximately 38% of voting power, which are obligated to vote in favor of the Merger Proposal pursuant to the Support and Rollover Agreement. Please clarify the percentage of voting power that is intended, but not obligated, to vote in favor of the Merger Proposal.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 100 of the Amended Proxy Statement in response to the Staff’s comment to distinguish the percentage of voting power held by Zuora’s directors and officers, that is intended, but not obligated, to vote in favor of the Merger Proposal from the percentage of voting power held by the CEO Rollover Stockholders that is obligated to vote in favor of the Merger Proposal pursuant to the Support and Rollover Agreement.

Financing of the Merger, page 104

14.	Disclose the existence of any alternative financing plans or arrangements or, if true, state that there are none. Refer to Item 1007(b) of Regulation M-A.

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Securities and Exchange Commission

December 20, 2024

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 107 of the Amended Proxy Statement in response to the Staff’s comment to confirm that there is no alternative financing plan or arrangement with respect to the Equity Financing, except for certain assignment right, and the Debt Financing.

Fees and Expenses, page 110

15.	Please fill in the blanks in this section.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 111-112 of the Amended Proxy Statement in response to the Staff’s comment.

Fees and Expenses, page 144

16.	Please describe the “certain specified circumstances” under which a party would not pay its own costs or expenses.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 145 of the Amended Proxy Statement in response to the Staff’s comment.

Market Price of Zuora Common Stock, page 160

17.	Please provide figures in the table for both the third and fourth quarters of 2024. Please also clarify whether this section refers to calendar quarters or Zuora’s fiscal quarters.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 161 of the Amended Proxy Statement in response to the Staff’s comment.

Miscellaneous, page 178

18.

Please refer to the statement that “Zuora has not independently verified” information relating to the other filing persons. Use of these disclaimers is inconsistent with the required attestation that appears at the outset of the signature pages of the Schedule 13E-3, and operates as an implied disclaimer for the entire filing except for the portions of the disclosure specifically provided by each filing person. Please revise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 179 of the Amended Proxy Statement in response to the Staff’s comment.

***

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Securities and Exchange Commission

December 20, 2024

If you have any questions or comments with respect to this matter, please contact the undersigned at (212) 230-4660 or at the address given in the letterhead above.

Very truly yours,

/s/ Steven Li
Steven Li

Enclosures

cc:	Andrew M. Cohen

Sarah K. Solum

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